Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SanMelix Laboratories, Inc.
1150 North 35th Avenue Suite 225
HOLLYWOOD, FL 33021
www.sanmelixlaboratories.com

Up to $1,069,998.00 in Common Stock NV at $0.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SanMelix Laboratories, Inc.
Address: 1150 North 35th Avenue Suite 225, HOLLYWOOD, FL 33021
State of Incorporation: DE
Date Incorporated: January 13, 2017

Terms:

Equity

Offering Minimum: $9,999.60 | 16,666 shares of Common Stock NV
Offering Maximum: $1,069,998.00 | 1,783,330 shares of Common Stock NV
Type of Security Offered: Common Stock NV
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $249.60

Maximum subject to adjustment for bonus shares. See Bonus info below

Investment Bonuses

If you invest $500+, you will receive 5% bonus shares.

If you invest $1,000+, you will receive 10% bonus shares.

If you invest $2,500+, you will receive 15% bonus shares.

If you invest $5,000+, you will receive 20% bonus shares.

The 10% Bonus for StartEngine Shareholders

SanMelix Laboratories, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock NV at $0.60 / share, you will receive 110 Common Stock NV shares, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

SanMelix Laboratories, LLC was formed on 09/01/2016 in the State of Florida. SanMelix Laboratories, Inc. was incorporated on 01/13/2017 in the State of Delaware. On 02/06/2017, SanMelix Laboratories LLC, a Florida limited liability company, was merged into SanMelix Laboratories, Inc., a Delaware Corporation. The Company was founded by Dr. Sabacinski, Diana Sabacinski, CPA, and John Kaufman in 2016. SanMelix Laboratories is a bioactive wound care company focusing on the unique medicinal properties of Buckwheat Honey for tissue regeneration and accelerated healing. Our BeeCure™ bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. Dr. Sabacinski co-invented 3 patent pending natural Buckwheat Honey BEECure™ medical devices which we believe demonstrated superior clinical outcomes.

Competitors and Industry

For Advanced Wound Care (AWC) dressings, SanMelix's main competitors include: Acelity (formerly KCI), Smith & Nephew, MiMedx, Molnlycke and Convatec. The main honey based AWC dressing competitors are Intergra who purchased DermaScience Medihoney product and Medline who distributes Therahoney. OTC FDA Monograph competitors with existing radiotherapy, minor burns and skin care products do not contain buckwheat honey. The main competitors for these products include Difinsa53, J & J, Water Gel, and Gold Bond

Current Stage and Roadmap

For our advanced wound care, we have manufactured samples currently being tested by the U.S. Air Force for our 510(K) pre-market clearance. We have 3 patents pending. For our OTC products we have entered into negotiations with a European company to purchase or distribute its existing buckwheat honey ointment (CE Mark) for radiodermatitis and laser therapy patients. Future road map includes commercializing our initial skin care product, obtaining 510(K) clearance for our advanced wound care dressings and obtaining patents' approvals. The trademark has been filed and is soon to be registered.

The Team

Officers and Directors

Name: Dr. Kenneth Sabacinski

Dr. Kenneth Sabacinski's current primary role is with Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle. Dr. Kenneth Sabacinski currently services 16 to 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Dr. Sabacinski will be responsible for coordination of clinical

studies and research and development. In addition, he will be responsible for presenting the products to other physicians at medical trade shows and training other physicians in the use of the products. Dr. Sabacinski is the inventor of multiple advanced wound care patents, including the SanMelix's BEECure wound care dressings. Dr. Sabacinski is not currently receiving any compensation from SanMelix. Our business plans have him earning a consulting fee of $120,000 annually upon receiving additional funding in excess of $750,000.

- **Position:** Director
  Dates of Service: September 21, 2016 - Present
  Responsibilities: To provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources. Chairs meetings of the Board after developing the agenda with the Chief Executive. Reviews with the Chief Executive any issues of concern to the Board. Performs other responsibilities assigned by the Board. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

- **Position:** Secretary
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Board meetings, record keeping, and advisor. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

- **Position:** Treasurer
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Responsible for corporate liquidity, investments, and risk management related to the company's financial activities. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

Other business experience in the past three years:

- **Employer:** Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle
  Title: Podiatrist-Private Practice
  Dates of Service: January 15, 1990 - Present
  Responsibilities: Diagnose and provide treatment for foot, ankle, and lower-leg problems through physical exams, x rays, medical laboratory tests, and other methods.Perform foot and ankle surgeries

Name: Diana Sabacinski

Diana Sabacinski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 21, 2016 - Present
  Responsibilities: To provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources. Chairs meetings of the Board after developing the agenda with the Chief Executive. Presents any issues of concern to the Board. Performs other responsibilities assigned by the Board. There is no compensation for this role. Please refer to CEO compensation.

- **Position:** President
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Creating, communicating and implementing the organization's vision, mission and overall direction.There is no compensation for this role. Please refer to CEO compensation.

- **Position:** CEO
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Creating, communicating and implementing the organization's vision, mission and overall direction. Diana's anticipated compensation is $150,000 per year. She is currently not taking or accruing any compensation until adequate funding is received in excess of $750,000.

Other business experience in the past three years:

- **Employer:** Hammer Navarro & Associates
  Title: Director of Advisory Services
  Dates of Service: October 05, 2012 - November 17, 2017
  Responsibilities: provided advisory services as it relates to business forecasting and modeling, litigation support, forensic audits, regulatory compliance, mergers and acquisitions, and various consulting projects.

Name: John Kaufman

John Kaufman's current primary role is with InteSec Group FL, LLC. John Kaufman currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Acquire sufficient resources for the organization's operation

Other business experience in the past three years:

- **Employer:** Be Power Tech, Inc
  Title: Chairman/Director
  Dates of Service: February 01, 2014 - January 01, 2017
  Responsibilities: Consultant

Other business experience in the past three years:

- **Employer:** InteSec Group FL, LLC
  Title: Managing Director
  Dates of Service: December 01, 2008 - Present
  Responsibilities: Consulting Services

Name: Hamid Khosrowshahi

Hamid Khosrowshahi's current primary role is with FloSure Technologies. Hamid Khosrowshahi currently services 10-20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 18, 2019 - Present
  Responsibilities: Hamid is a Board of Director Member. His primary role is advisory services and business development.

Other business experience in the past three years:

- **Employer:** FloSure Technologies
  Title: President
  Dates of Service: January 01, 2011 - Present
  Responsibilities: FloSure Technologies was founded in 2011 by Hamid Khosrowshahi, a successful entrepreneur who has spent a career in the area of medical devices. He was the guiding hand behind the success of such products as: Exudry, Kollagen (Medifil and Skintemp), DuraGen (dural graft matrix), NeuraGen (nerve guide) and most recently the PRO series of negative pressure wound therapy pumps by Prospera.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock NV should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock NV purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the advanced wound care and skin care industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational BEECure ™ product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our advanced wound care dressing. Delays or cost overruns in the development of our advanced wound care dressing and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non- Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

SanMelix Laboratories, Inc., was formed on 01/13/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SanMelix Laboratories, Inc., has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that BEECure ™ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SanMelix Laboratories, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SanMelix Laboratories, Inc. could harm our reputation and materially negatively impact our financial condition and business.

FDA 510(K) Market Clearance

The FDA may not provide 510(K) market clearance to our advanced wound care dressings. If clearance is not obtained SanMelix cannot sell the products in the U.S.

Preferred Stock Rights

The company plans to offer Preferred Stock to accredited investors which have preferences over the Non-Voting Common Stock including liquidation and voting rights. The preferred stock holders will be offered additional rights due to larger

investment amounts.

Pending Patent Application Inventorship Changes
SanMelix has been assigned the pending patent rights. During the prosecution of a patent application, inventorship may change depending upon claim amendments or other requirements. Any person who is an inventor or co-inventor of only the subject matter of the canceled claims must then be removed from the list of inventors. If inventorship changes, this will not affect the Company's ownership rights.

Costs Associated with Patent Pending Prosecution
Other significant risks and uncertainties with the patents include failing to secure additional funding to continue prosecution of the patent pending formulations. The inability to secure additional funding to prosecute the pending patents could have a negative affect on the Company's financial condition.

FDA Regulations
The FDA regulates cosmetics, such as our radiodermatitis product, under the Federal Food, Drug and Cosmetic Act and the Fair Packaging and Labeling Act. It has not yet been determined if our radiodermatitis labelling is FDA compliant. If the FDA deems the label non-compliant, the Company will need to change its labels prior to commercialization.

COVID 19 Impact
The company plans on recognizing revenues upon the product launch of its initial advanced wound care dressing. We expect the product to have a gross profit; however, additional marketing expenses may result in further losses. Due to COVID-19, FDA 510(k) animal testing has been postponed by the Air Force. The Air Force has completed some of its in vitro testing; however, they are unable to provide us with animal testing dates in 2020. The company is obtaining GLP animal testing quotes from other sources to obtain animal testing options that can be completed by the end of Q4 2020. The COVID 19 pandemic may delay the company's ability to generate revenue and may result in an additional 510(k) testing expenses. The company will also need additional funding to complete its testing on its skincare products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Kenneth Sabacinski	3,980,000	Common Stock	36.39
Diana Sabacinski	3,980,000	Common Stock	36.39

The Company's Securities

The Company has authorized Common Stock, Common Stock NV, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,783,330 of Common Stock NV.

Common Stock

The amount of security authorized is 22,000,000 with a total of 10,936,000 outstanding.

Voting Rights

1 vote 1 share

Material Rights

Stock Based Compensation

The Company authorized 50,000 total shares of its common stock as stock-based compensation for consulting services of an individual. The fair value of the services provided which included such shares will vest at the rate of 1,390 shares at the end of each calendar month starting January 31, 2018 and continuing until December 31, 2020, with the final 1,350 shares vesting on January 31, 2021, provided that the consulting services continue and have not been terminated prior to any such vesting date. The stock-based compensation was recorded within design and development expense within the income statement which totaled $8,340 and $0 for the year ended December 31, 2018 and 2017, respectively. Note that these shares are authorized with common stock voting rights; however, none of these shares are outstanding or issued as of December 31, 2018.

2017 Stock Incentive Plan

The Company has entered into two stock option agreements as mentioned below;

Incentive Stock Option Agreement: On January 1, 2018, the Company granted an employee an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 20,000 shares of common stock, $0.001 par value per share at $0.50 per Share. The option will vest as to 25% of the original number of Shares beginning one year after the commencement date of January 1, 2018 and as to an additional 2.0833% of the original number of Shares at the end of each successive month following until the fourth anniversary of the vesting commencement date, this option will be vested for all shares. No options vested as of December 31, 2018.

Non-statutory Stock Option Agreement: On January 1, 2018, the Company granted a consultant an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 30,000 shares of common stock, $0.0001 par value per share at $0.50 per Share. The vesting period begins one year after the commencement date of January 1, 2018 with 10,000 shares vesting and as to an additional 834 shares at the end of each successive month following until the 36th month when the final 818 shares vest provided that on each such vest date the consultant remains a member of the Company's Advisory Committee. No options vested as of December 31, 2018.

Common Stock NV

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Stock NV.

Material Rights

There are no material rights associated with Common Stock NV.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 vote 1 share

Material Rights

The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited (including, by way of illustration and not limitation, in excess of one vote per share), or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment

hereto

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more Non-Voting Common Stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $418,000.00
  Number of Securities Sold: 836,000
  Use of proceeds: ☒ Conducted target market analysis to determine multiple product applications to penetrate $8.3B bioactive wound care market ☒ Constructive meeting with the FDA for our 510(k) Pre-submission needed for BeeCure™ MGO regulatory clearance ☒ Secured authentic raw buckwheat honey supplier ☒ Manufacturing order completed for our bioactive BeeCure™ MGO (AWC) dressing samples ☒ Executed master service agreement (MSA) with Trauma Insight (CRO) to provide 510(k) testing through US Air Force 59MDW CRADA starting in Q1 2019 ☒ Broadened our lineup of Bioactive Buckwheat BeeCure™ products through collaboration with an European buckwheat honey product company to commercialize our initial skin product, BeeCure™ RMelix for radiodermatitis and laser therapy relief ☒ Established strategic relationships with U.S. distributors and contract manufacturers ☒ Continued patent prosecution of our three patent pending formulations
  Date: August 19, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $96,686.16
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founder shares issuances and Patent Prosecution and assignment
  Date: January 13, 2017
  Offering exemption relied upon: Founder Stock

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We have not yet generated any revenues, and we do not expect to do so until after obtaining 510(k) pre-market clearance from the FDA. General and administrative expenses decreased to $201,591 from $290,979 for the years ending December 31,2019 and 2018, respectively. General and administrative expenses decreased primarily due to the Chief Executive Officer deferring compensation and a reduction in research and development costs and professional fees. Other income increased to $17,895 from $0 for the years ended December 31, 2019 and 2018, respectively. Other income represents consulting services provided by the Chief Executive Officer to third party companies. As a result, the Company's net loss decreased to $183,696 from $290,979 for the years ended December 31, 2019 and 2018, respectively.

Historical results and cash flows:

The company plans on recognizing revenues upon the product launch of its initial advanced wound care dressing. We expect the product to have a gross profit; however, additional marketing expenses may result in further losses. Due to COVID-19, FDA 510(k) animal testing has been postponed by the Air Force. The Air Force has completed some of its in vitro testing; however, they are unable to provide us with animal testing dates in 2020. The company is obtaining GLP animal testing quotes from other sources to obtain animal testing options that can be completed by the end of Q4 2020. The COVID 19 pandemic may delay the company's ability to generate revenue and may result in an additional 510(k) testing expenses. The company will also need additional funding to complete its testing on its skincare products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $50,000 and continues to receive additional funding through its crowdfunding campaign. In addition, there are $37,200 in shareholders loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to company operations. We anticipate raising funds from a Series A stock offering after our campaign. In order to complete development the company anticipates a minimum combined raise of $750,000. In addition we hope to have additional investor funding of $2 million dollars in 2021.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

The funds are necessary for the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

1 month. Based on employee salary, liability insurance, IT security, and computer expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum of $1.07M would last until Q1 2021. Based on operating expenses, salaries & wages, 510(k) testing and submissions, quality control programs, and initial product inventory and marketing for the wound dressing and radiodermatitis products.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

The company plans to continue to extend its crowdfunding campaign until it reaches the $1.07 million goal. After the goal is reached, the company plans on having its FDA testing completed and will be ready to launch its products. The company feels that once revenue is recognized, additional funding through a Series A stock offering be more readily attainable in 2021.

Indebtedness

- **Creditor:** Kenneth & Diana Sabacinski
  Amount Owed: $35,000.00
  Interest Rate: 2.0%
  Maturity Date: December 31, 2021

- **Creditor:** John Kaufman
  Amount Owed: $2,200.00
  Interest Rate: 2.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Diana Sabacinski

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Diana and Kenneth Sabacinski loaned the company $35,000 at a 2% interest rate in 2017.
Material Terms: Diana Sabacinski entered in to an employment contract with the company for an annual salary of $150,000 plus benefits. Diana took a reduced salary of $40,000 plus $11,258 for her health insurance. She agreed to suspend salary until the $750,000 combined offering is raised.

- **Name of Entity:** Kenneth Sabacinski
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loan with Diana Sabacinski of $35,000 at an interest rate of 2% in 2017.
  Material Terms: Interest rate is at 2%.

- **Name of Entity:** John Kaufman
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Shareholder loan of $2,200.
  Material Terms: Interest rate at 2%.

Valuation

Pre-Money Valuation: $6,561,600.00

Valuation Details:

We had a 5 million valuation for the initial common stock offering. The Company has not undertaken any formal efforts to obtain a valuation of the Company. The price of the Units merely reflects the opinion of the Company as to what would be the fair market value of the Units. The Company based this on the U.S. Air Force's interest in the testing of the advanced wound care dressing, the addressable market sizes for the skin care products, the value of the patent pending applications, and the strength of the team and its advisors.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  94.0%
  Use of proceeds to be used for product testing, operating expenses and initial inventory for skin product launch.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds

as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  25.0%
  Initial Product Inventory

- *Marketing*
  9.0%
  Go to Market Plans & Social Media Ads

- *Company Operations*
  30.0%
  Operating Expenses including Salaries & Wages

- *Research & Development/Regulatory*
  30.0%
  Product testing & 510(k) applications

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sanmelixlaboratories.com (http://sanmelixlaboratories.com/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sanmelix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SanMelix Laboratories, Inc.

[See attached]

SANMELIX LABORATORIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SanMelix Laboratories, Inc.

Los Angeles, California We have reviewed the accompanying financial statements of San Melix Laboratories, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 16, 2020
Los Angeles, California

SANMELIX LABORATORIES, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
ASSETS				
Current Assets:				
Cash, cash equivalents, and restricted cash	$	51,318	$	78,623
Inventories		-		16,415
Total current assets		**51,318**		**95,038**
Property and equipment, net		2,844		4,740
Intangible assets, net		198,048		159,654
Total non current assets		**200,892**		**164,394**
Total assets	$	**252,210**	$	**259,432**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	5,488	$	3,528
Other current liabilities		13,250		744
Total current liabilities		**18,738**		**4,272**
Total liabilities		**18,738**		**4,272**
STOCKHOLDERS' EQUITY				
Common Stock		1,089		1,084
Common Stock NV		43		-
Additional paid-in capital		693,733		507,855
Shareholder Loan		37,200		37,200
Subscription receivable		(14,903)		-
Unearned -Deferred Compensation		(9,015)		-
Retained earnings/(Accumulated Deficit)		(474,674)		(290,979)
Total stockholders' equity		**233,473**		**255,160**
Total liabilities and stockholders' equity	$	**252,211**	$	**259,432**

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars, except per share data)		
Operating expenses		
General and administrative	122,967	174,519
Research and development	70,451	107,190
Sales and marketing	7,429	8,526
Total operating expenses	200,847	290,234
Operating income/(loss)	(200,847)	(290,234)
Interest expense	(744)	(744)
Other Income/(Loss)	17,895	-
Income/(Loss) before provision for income taxes	(183,696)	(290,978)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (183,696)	$ (290,978)

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Shares	Amount	Common Stock NV Shares	Amount	Additional Paid-In Capital	Subscription Receivable	Unearned Deffered Compensation	Shareholder Loan	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2017	10,607,000	$ 1,061	-	$ -	$ 385,125	$ -	$ -	$ 37,200	$ -	$ 423,386
Net income/(loss)	-	-	-	-	-	-	-	-	(290,979)	(290,979)
Common stock issued for cash	229,000	$ 23	-	-	$ 114,477	-	-	-	$ -	$ 114,500
Stock Compensation Expense	-	-	-	-	913	-	-	-	-	913
Offering costs	-	-	-	-	(1,000)	-	-	-	-	(1,000)
Fair value of services provided	-	-	-	-	8,340	-	-	-	-	8,340
Balance—December 31, 2018	10,836,000	$ 1,084	-	$ -	$ 507,855	$ -	$ -	$ 37,200	$ (290,979)	$ 255,160
Net income/(loss)	-	-	-	-	-	-	-	-	(183,696)	(183,696)
Common stock issued for cash	-	-	395,611	40	212,595	-	-	-	-	212,635
Common stock subscribed	-	-	31,282	3	14,931	(14,903)	-	-	-	31
Stock Compensation Expense	-	-	-	-	14,462	-	-	-	-	14,462
Offering costs	-	-	-	-	(73,460)	-	-	-	-	(73,460)
Fair value of services provided	-	-	-	-	8,340	-	-	-	-	8,340
Unearned Compensation Deffered	50,000	5	-	-	9,010	-	(9,015)	-	-	-
Balance—December 31, 2019	10,886,000	1,089	426,893	43	693,733	(14,903)	(9,015)	37,200	(474,675)	233,472

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars, except per share data)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(183,696)	$	(290,978)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,896		948
Amortization of intangibles		1,973		1,165
Fair value of services provided		8,340		8,340
Stock Compensation Expense		14,462		913
Changes in operating assets and liabilities:				
Inventory		16,415		(16,415)
Accounts payable and accrued expenses		1,960		(10,173)
Other current liabilities		12,506		744
Net cash provided/(used) by operating activities		**(126,144)**		**(305,456)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(5,690)
Purchases of intangible assets		(40,367)		(21,961)
Net cash provided/(used) in investing activities		**(40,367)**		**(27,651)**
CASH FLOW FROM FINANCING ACTIVITIES				
Common stock issued for cash		212,666		114,500
Offering costs		(73,460)		(1,000)
Net cash provided/(used) by financing activities		**139,206**		**113,500**
Change in cash, cash equivalents, and restricted cash		(27,305)		(219,607)
Cash, cash equivalents, and restricted cash—beginning of year		78,623		298,229
Cash, cash equivalents, and restricted cash—end of year	$	**51,318**	$	**78,623**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Unearned Defered compensation	$	9,015	$	-
Subscription Receivable	$	14,903		

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

1. SUMMARY

SanMelix Laboratories, LLC was formed on August 29, 2016 in the State of Florida. SanMelix Inc. was incorporated on January 13, 2017 in the State of Delaware. SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc. on February 6, 2018, with SanMelix Laboratories, Inc. being the surviving entity. The Company is headquartered in Hollywood, Florida. The financial statements of SanMelix Laboratories, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note that the only operation for SanMelix Laboratories, LLC related to previous capitalized patent prosecution costs, which was contributed to SanMelix Laboratories, Inc at the date of the merger.

SanMelix Laboratories, Inc. is a bioactive wound care and skin care product company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and accelerated healing. Our BEECure™ bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. The Company is a business whose planned principal operations are the design, formulation, and manufacturing of these advanced wound care and skin care honey-based products.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from its intended operations. The Company is currently conducting research and development activities to operationalize certain patent pending technologies that the Company owns. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to government regulatory requirements. The Company's business operations are sensitive to general business and economic conditions in the U.S. and worldwide along with policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include but are not limited to: the Coronavirus Disease 2019 ("COVID-19") postponing 510(k) laboratory testing, the USPTO not granting the Company's pending patents, not obtaining clearance from the FDA, changes in medical device technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the market place.

The Company also is in the process of raising additional equity capital to support the completion of its development activities to obtain 510(k) market clearance and begin manufacturing and commercialization of its initial skin product. Like any new business, the Company faces challenges that come from early-stage branding and financing. Other significant risks and uncertainties include failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology and products. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Amounts included in restricted cash represent those funds required to be set aside by a contractual agreement with the escrow agent for our Crowdfunding offering for the benefit of Subscribers until the Offering is closed.

As of Year Ended December 31,		2019		2018
Cash and cash equivalents	$	40,055	$	78,623
Restricted cash		11,263		-
Total Cash, Cash equivalents and restricted cash	**$**	**51,318**	**$**	**78,623**

Other Assets- Samples

The Company manufactured samples of our product to be utilized in 510k testing. The Company plans to expense these samples totaling $16,415 as of December 31, 2019 as the testing progresses throughout the next fiscal year.

Property, Plant, and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which is three (3) years for the existing assets as of December 31, 2019. Expenditures for repairs and maintenance are charged to expense as incurred.

Intangible Assets

The company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Other intangibles include organizational costs and trademark filing and related attorney fees. Organizational costs are being amortized over 15 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2018 and 2019. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity (deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity (deficit) totaled $73,460 and $1,000 for the year ended December 31, 2019 and 2018, respectively.

Revenue Recognition

In May 2014, the Financial Accounting Standard Board (the "FASB") issued Accounting Standards Update ('ASU") No. 2014-09, Revenue from Contract with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will be effective for the Company beginning January 1, 2018.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies will be in accordance with ASU No. 2014-09, Revenue from Contract with Customers (Topic 606).

Research and Development Costs

The Company incurs research and development costs during the process of developing and designing its advanced wound care and skin care products. Research and development costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting products have been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Currently, share-based payment arrangements with employees are accounted for under ASC 718 while nonemployee share-based payments issued for goods and services are accounted for under ASC 505-Equity. On June 20, 2018, the FASB issued ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. ASC 505-Equity, before the ASU's amendments, differs significantly from ASC 718. Differences include (but are not limited to) the guidance on (1) the determination of the measurement date (which generally is the date on which the measurement of equity classified share-based payments becomes fixed), (2) the accounting for performance conditions, (3) the ability of a nonpublic entity to use certain practical expedients for measurement, and (4) the accounting for (including measurement and classification) share-based payments after vesting. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees.

The Company has elected early adoption of ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*. Accordingly, the Company has recorded nonemployee share-based payments and stock option costs measured at the date of grant based on the fair value of the award during the year ended December 31, 2019 and 2018.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods. The Company currently is not under examination by any tax authority.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 16, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In November 2016, the FASB amended the existing accounting standards for the classification and presentation of restricted cash in the statement of cash flows—ASU 2016-18—*Statement of Cash Flows (Topic 230): Restricted Cash*. The Company adopted the guidance for the year ended December 31, 2019 using the retrospective method. As a result of adopting this accounting standards update, for the years ended December 31, 2019 and 2018, the Company included $11,262 and $0 respectively, of restricted cash movement during the period which is reported within Increase (Decrease) in cash, cash equivalents and restricted cash in the Company's Statement of Cash Flows.

On June 20,2018, the FASB issued ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The Company has elected early adoption of the ASU for the year ended December 31, 2018.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2019, and 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Furniture and Equipment	$ 5,688	$ 5,688
Less: Accumulated Depreciation	(2,844)	(948)
Property and Equipment, Net	$ 2,844	$ 4,740

- 10 -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was approximately $1,895 and 948, respectively.

4.   INTANGIBLE ASSETS

The components of intangible assets, net as of December 31, 2019 and 2018, consisted of the following;

	2019	2018
Organizational Fees	$ 17,477	$ 17,477
Patents	182,209	141,842
Trademarks	1,500	1,500
Less: Accumulated amortization	(3,138)	(1,165)
Intangible Assets, Net	$ 198,048	$ 159,654

Amortization expense relating to organizational costs was approximately $1,973 and $1,165 for the years ended December 31, 2019 and 2018, respectively.

The following table outlines future amortization expense as of December 31, 2019:

Period	Amortization Expense
2020	$ 1,973
2021	1,973
2022	1,973
2023	1,973
Thereafter	190,156
Total	$ **198,048**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

During the year ended December 31, 2019, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 20,000,000 to 25,000,000 and provide that 3,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001.

During the year ended December 31, 2018, we sold 229,000 shares of common stock in exchange for $.50 per share under Regulation 506(b). The Company recognized gross proceeds of $114,500 and incurred offering costs of $1,000 which reduced additional paid in capital.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

As of December 31, 2019, and 2018, the Company has issued 10,886,000 and 10,836,000 shares, of our voting class of common stock, respectively.

Common Stock: Class NV

As part of the Regulation Crowd Funding ("Reg CF"), the Board of Directors adopted a resolution that the Company is authorized to issue and sell up to 2,500,00 Shares of its Common Stock: Class NV for a price of $.60 per share. The Class NV shares will be offered in the Reg CF funding and the par value, dividend and liquidation and other rights of the Class NV shares shall be the same as the other shares of Common Stock except that Class NV shares shall not be entitled to a vote on any matters whatsoever and shall not be taken into account in calculating a quorum.

During the year ended December 31,2019, the Company sold 426,893 shares of Class NV common stock through its Reg CF. The Company recognized gross proceeds of $212,666 and had a subscription receivable of $14,903 related to the sale of these shares as of December 31, 2019. In connection with this offering, the Company incurred offering costs of $73,460, which reduced additional paid-in capital. The subscription receivable of $14,903 was collected subsequent to December 31, 2019.

Preferred Stock

We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2019, the Company has issued 0 shares of our preferred stock. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Stock Based Compensation

The Company authorized 50,000 shares of its common stock as stock-based compensation for consulting services of an individual. The fair value of the services provided which included such shares will vest at the rate of 1,390 shares at the end of each calendar month starting January 31, 2018 and continuing until December 31, 2020, with the final 1,350 shares vesting on January 31, 2021, provided that the consulting services continue and have not been terminated prior to any such vesting date. The stock-based compensation is recognized over the service period at $.50 per share and was recorded within research and development expense within the income statement which totaled $8,340 and $8,340 for the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, the Company issued the 50,000 shares of common stock upon commencement of services of which $9,015 has been recorded as a contra-equity account, Unearned-Deferred Compensation, in the accompanying balance sheet and 31,970 shares of common stock were vested as of December 31, 2019.

2017 Stock Incentive Plan

The Company has entered into four stock option agreements as mentioned below;

Incentive Stock Option Agreement

On January 1, 2018, the Company granted an employee an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 20,000 shares of common stock, $0.001 par value per share at $0.50 per Share. The option will vest as to 25% of the original number of Shares beginning one year after the commencement date of January 1, 2018 and as to an additional 2.0833% of the original number of Shares at the end of each successive month following until the fourth anniversary of the vesting commencement date, this option will be vested for all shares. As of December 31, 2019, 9,583 shares of common stock were vested under the employee stock option agreement.

Non-statutory Stock Option Agreements

On January 1, 2018, the Company granted a consultant an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 30,000 shares of common stock, $0.0001 par value per share at $0.50 per Share. The vesting period begins one year after the commencement date of January 1, 2018 with 10,000 shares vesting and as to an additional 834 shares at the end of each successive month following until the 36th month when the final 818 shares vest provided that on each such vest date the consultant remains a member of the Company's Advisory Committee. As of December 31, 2019, 9,583 shares of common stock were vested under the consultant stock option agreement.

On September 1, 2019, the Company granted a Consultant and Board Member a non-statutory stock option pursuant to the Plan to purchase up to a total of 925,000 shares of common stock, $.0001 par value per share at the current fair market value of $.60 per share. The options expire on September 1, 2027 and the shares will vest based upon a time-based and milestone-based vesting schedule, provided that at the time of any such vesting this agreement has not been terminated. For time-based vesting, 2,500 shares will vest for every 15 hours of consulting time provided by Consultant to the Company over a thirty-month period and 5,000 will vest for every quarter that Consultant is a member of the Company's Board of Directors. The milestone-based vesting, shares will vest based upon reaching certain business goals for funding, 510(k) pre-market clearance, reimbursement, and distribution. The agreement also contains an acceleration clause if controlling interest in the Company changes, and trade-in options once the Company has raised over $5,000,000 of capital at $.60 per share. As of December 31, 2019, 49,167 shares of common stock were vested under the consultant option agreement.

On September 1, 2019, the Company granted a Consultant a non-statutory stock option pursuant to the Plan to purchase up to a total of 300,000 shares of common stock, $.0001 par value per share at the current fair market value of $.60 per share. The options expire on September 1, 2024 and the shares will vest based upon a time-based and milestone-based vesting schedule, provided that at the time of any such vesting this agreement has not been terminated. As it relates to time-based vesting, 4,500 shares will vest for every 20 hours of consulting time provided by Consultant to the Company over a thirty-month period. The milestone-based vesting, shares will vest based upon reaching certain business goals for 510(k) pre-market clearance, reimbursement, and distribution. The agreement also contains an acceleration clause if controlling interest in the Company changes, and trade-in options once the Company has raised over $5,000,000 of capital at $.60 per share. As of December 31, 2019, 0 shares of common stock were vested under the consultant's option agreement.

The Company recognized stock option costs in the amount of $14,462 and $913 for the year ended December 31, 2019 and 2018, respectively. Note that these shares are authorized with common stock voting rights; however, none of these shares are outstanding or issued as of December 31, 2019.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019		2018	
Current Tax Provision:				
Federal	$	-	$	-
State		-		-
Total	$	-	$	-
Deferred Tax Provision:				
Federal	$	33,711	$	58,141
State		6,706		13,204
Total	$	**40,417**	$	**71,345**
Valuation Allowance		(40,417)		(71,345)
Total provision for income taxes	$	**-**	$	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019		2018	
Stock options expense	$	3,844	$	231
Excess Amortization of Intangibles		-		-
Nondeductible Charitable Contribution		153		-
Net operating loss carryforwards		111,762		71,345
Valuation Allowance		(115,759)		(71,576)
Net deferred tax asset (liability)	$	-	$	-

Reconciliation between statutory income tax rate and the Company's effective income tax provision (benefit) rate for the years ended December 31, 2019 and 2018 as follows:

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

As of Year Ended December 31,	2019	%	2018	%
Income tax at federal statutory rate	$ (38,576)	21%	$ (61,214)	21%
State taxes, net of federal benefit	(5,779)	3%	(10,431)	4%
Nondeductible stock options expense	3,613	-2%	(231)	0%
Nondeductible Charitable Contribution	153	0%		
Permanent Difference - M&E	172	0%	300	0%
Excess Amortization of Intangibles	-	0%		
NOL carryforward	40,417	-22%	71,576	-25%
Income tax provision (benefit)	$ -	0%	$ -	0%

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on federal tax returns filed, or to be filed, through December 31, 2019, we had available approximately $456,727 in U.S. tax net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018 and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

Subsequent to December 31,2019, the Company continued to sell 186,275 shares of Class NV common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $93,780 and had a subscription receivable of $23,117 related to the sale of these shares as March 16, 2020. In connection with this offering, the Company incurred offering costs of $26,736, which reduced additional paid-in capital.

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 19, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. RELATED PARTY TRANSACTIONS

In December 2017, the Company executed two shareholder loans totaling $37,200 with 2% annual interest rate. The proceeds from the loans were used to pay organizational costs and research and development expenses. The loans are due on demand. As of December 31, 2019, an outstanding balance on the related party loan payable of $37,200 was included in the accompanying balance sheet, and related interest expense of $744 was recorded in the Statement of Operations. Since the Company does not except to pay the loan back, the shareholder loan was classified as equity.

A principal shareholder serving as the Chief Executive Officer (CEO) entered into an employment contract with the Company for an annual salary of $150,000 plus benefits. The CEO received a reduced salary of $40,000 plus $11,258 for her health insurance for the year ended December 31, 2018. During the year ended December 31, 2019, the CEO agreed to suspend salary until the Company receives funding in excess of $750,000.

On September 1, 2019, the Company entered into a consulting agreement with a Board of Director member. The agreement included accrued compensation for hourly work and incentive stock options, which are noted above. As of December 31, 2019, accrued compensation payable of $13,250 was included in the accompanying balance sheet, and related consulting expense of $13,230 was included in the Statement of Operations.

10. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $474,675 and $290,979 as of December 31, 2019 and 2018, respectively. Losses are expected to continue until such time that Company can design, produce, and sell its product offerings These matters raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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SanMelix Laboratories

Helping You Heal with Honey



SML

Website | HOLLYWOOD, FL | CONSUMER PRODUCTS | PHARMACEUTICAL

Our Goal is Simple, Faster and Healthier Healing

$387,082 raised

571 Investors	**55** Days Left
$0.60 Price per Share	**$6.56M** Valuation
Equity Offering Type	**$249.60** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 53 | Comments | Follow

Reasons to Invest

- First MGO honey-based wound dressing patented formulations with Anticipated FDA microbial claim
- U.S. Air force currently performing 510 (k) testing on wound dressing prototype
- Our bioactive buckwheat honey products promote faster and healthier healing

Bringing faster healthier healing to all

Bonus Rewards

Get rewarded for investing more into SanMelix Laboratories

$249+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

$500+

Investment

5% Bonus Shares

If you invest $500+, you will receive bonus shares

$1,000+

Investment

10% Bonus Shares

If you invest $1,000+, you will recei 10% bonus shares

$2,500+

Investment

15% Bonus Shares

If you invest $2,500+, you will recei 15% bonus shares

$5,000+

Investment

20% Bonus Shares

If you invest $5,000+, you will recei 20% bonus shares

OVERVIEW

Invest in SanMelix

Using the natural healing properties of Buckwheat honey, combined with our advanced bioactive enhancements, SanMelix has created a product that aids in the healing of acute, chronic and minor wounds. With IP protection on our BEECure™ MGO dressing and other pending patents, co-created by a renowned Harvard trained podiatric physician, SanMelix's advanced bioactive wound care products can be used in a host of settings and situations. We have created over-the-counter (OTC) skin care products such as ointments and creams designed to help in the healing of minor burns, scrapes, radiodermatitis and more. Our products will also be used for advanced wound care healing in hospitals and rehabilitation centers, by physicians through the use of dressings and ointments.

We have a talented and world-renowned physician group who puts patient care first. Our goal is to improve the lives of patients and help speed up the healing process using the natural therapeutic properties that already exist in honey. Honey has been used in medicine since 8000 BC because of its unique healing properties and with our team of doctors and scientists, we have enhanced it through the use of broad-spectrum antimicrobials. Dr. Sabacinski developed the BEECure™ dressings to help prevent the dangerous side effects and adverse drug interactions that often arise with the use of predominantly synthetic pharmaceuticals.

Dr. Sabacinski has been working in the wound care space for over thirty years, and he knows the patients' needs for a product that encourages fast wound closure and provides protection from bacteria and infection. Our mission at SanMelix is to help people. We want to give caregivers, physicians, and the general public the ability to heal using a natural product that's been used for centuries. At SanMelix, the proof is in the honey.

With the funds raised through StartEngine, we plan to complete the testing on our products as well as prepare inventory. Our first product launch will be our OTC cosmetic line. We are in negotiations with a European company to license or purchase the CE Marked formulation for our first buckwheat honey skin care product and will use the funds to help complete this arrangement.



THE MARKET

The entire population requires wound care

- 50 million people annually are affected by acute and chronic ulcerations*
- Chronic wounds affect over 5.7 million patients in the U.S. alone and are estimated to cost $20 billion annually, thus impacting the market growth positively**
- Everyday people require wound care therapies for minor cuts, scrapes, abrasions, and rashes***
- The global bioactive wound care market was valued at $6.9 billion in 2015 and is expected to grow at a CAGR of 6.3% through 2024**

Sources:
*https://www.forbes.com/sites/genemarcial/2014/02/03/overlooked-advanced-wound-care-market-catches-attention-of-healthcare-analysts-investors/#5c53948c48a3
**https://www.grandviewresearch.com/industry-analysis/bioactive-wound-care-market
***https://medbroadcast.com/condition/getcondition/cuts-and-scrapes

THE PROBLEM

But synthetic wound care products have issues

- Potentially dangerous side effects can occur from entirely synthetic wound care products
- There are environmental consequences to the manufacturing of chemical based products
- There are multi drug resistant super infections such as MRSA and A. baumannii*
- Skin grafts and skin substitutes require repeated application**
- There are few effective therapies for radiotherapy, laser therapy and minor thermal burns***
- Often severe wounds can result in amputations

Sources:

*https://www.reuters.com/investigates/special-report/usa-uncounted-cdc/
**https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4775710/
***https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5677297/

THE SOLUTION

Using natural products we can solve them

- SanMelix OTC formulations would be considered a first aid antibiotic/antiseptic/antimicrobial to treat minor cuts, scrapes and burns
- In-vitro findings show that our honey formulations support the efficacy against MRSA and A. baumannii
- Buckwheat honey reduces scarring and inflammation related to radiotherapy, laser therapy and minor thermal burns
- Case studies illustrated accelerated healing and skin regeneration on severe limb threatening wounds
- Need for fewer applications of skin grafts and skin substitute when honey dressings are applied to graft site
- Studies have shown buckwheat honey has bactericidal activity against antibiotic-resistant pathogens*
- Greener product in use and in manufacturing

Sources:

*https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5326189/

WHAT WE DO

We create products using Buckwheat Honey

We are focusing on the unique medicinal properties of Buckwheat Honey for tissue regeneration and accelerated healing. Our bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. SanMelix has a patent on its BEECure™ MGO formulation and Dr. Sabacinski has co-invented 2 additional patent pending natural Buckwheat Honey BEECure™ medical devices which also demonstrated superior clinical outcomes. Studies have proven that buckwheat honey has superior medicinal properties to Manuka honey and other natural remedies. Our products also have higher standardization and broader spectrum anti-microbial activity allowing them to be used on a physician level. Buckwheat honey also has higher anti-inflammatory and anti-oxidant activities than other products currently being used.

The anti-oxidant properties in Buckwheat honey assist in wound closure and help to stimulate the wound healing process. This means wounds are healing faster and better without the risk of further complications that could be a great hindrance to the lives of patients. The mix of Buckwheat honey with our patented formulation creates a microbial barrier to prevent life-threatening bacteria from penetrating through the dressing while it is in use. The nutrients in the honey help spur tissue regeneration because it contains large quantities of easily assailable sugars, amino acids, vitamins, specifically vitamin C. Our products are made to heal chronic and difficult to close wounds.


SM
BEECure™-R
Radiation
Hydrating
Relief
SM
BEECure™-R
Radiation
Hydrating
Relief


HONEY BASED
SKINCARE CREAM

Our Products in Use

Our BEECure™ products can be used for a wide variety of skin irritations and advanced wound care. Because of the microbial barrier claim in **our wound care dressings**, they will be instrumental in the treatment and healing of:

- Ulcers, diabetic and otherwise
- Skin grafts
- Burns
- Trauma and triage
- And more!

We are working in tandem with Trauma Insight, who has formed a CRADA with the Airforce, to perform the 510(k) performance and microbial barrier testing. On the battlefield, being able to dress injuries quickly and carefully while keeping bacteria out of the wound is of the utmost importance. Right now, there's an antibiotic-resistant infection that is affecting military personnel overseas. Our dressings create a barrier that will keep the wound clean even in the harshest of conditions.

The advanced wound care MGO dressing is currently in the testing phase, and being tested by the U.S. Air Force. The radiodermatitis cream is in the testing phase for the product and packaging. All other products have not yet been created.


BEECure™-M
Cellulose Acetate
Sterile Wound Dressing
10
DRESSINGS
4 in. x 5 in.
BEECure™-M

Advanced Wound Care (AWC)


BEECure™-R
Radiation
Hydrating
Relief
BEECure™-R
Radiation
Hydrating
Relief

Over The Counter (OTC)

BEECure™ MGO wound dressings
BEECure™ IMelix wound dressings
BEECure™ BMelix wound dressings

BEECure™ RMelix (radiodermatitis)
BEECure ™ Skin Care
BEECure™ Minor Burns
BEECure™ DFU Cream

HOW WE ARE DIFFERENT

The difference is in the ingredients

Although manuka honey is the most commonly used honey-based wound treatment on the market, studies have shown that buckwheat honey has superior inherent healing properties when compared to manuka honey due to its higher anti-inflammatory and higher anti-oxidant activities. In addition, SanMelix's advanced wound care products have been fortified with antimicrobials to ensure a higher standardized and broader spectrum antibacterial activity. Our patented formulation utilized in our AWC dressings permits SanMelix to launch the first bioactive honey dressing to make a microbial barrier claim in the U.S. Our bioactive dressing will be for any wound type of any depth and severity. The dressing will prevent biofilms from forming, control wound odor, reduce pain and treatment time while being cost-effective and more environmentally sound.

Additionally, there will be improved skin and tissue regeneration and debriding action. This prevents the necessity for excess skin grafts or skins substitutes, which run the added risk of infection or rejection. Studies have shown buckwheat honey has bactericidal activity against antibiotic-resistant pathogens.

The bottom line is that our enhanced Buckwheat honey dressings and ointments are making the lives of patients and doctors easier. We are here to assist in the healing process and make a painful experience as painless as possible. We have seen firsthand the need for such products as the ones we've been creating and know that our BEECure™ products are going to be a big step forward in changing the lives of many.

Natural ingredients that reduce inflammation and rehydrate your skin





Willow



Rosemary



Bisabolol

(Matricaria Recutita)

Bark Extract

(Casearia Sylvestris Sw.)

Essential Oil

(Rosmarinus Officinalis)

Shea Butter

(Vitellaria Paradoxa)

OUR TRACTION

Securing powerful partnerships

Through our collaboration with our Contract Research Organization, Trauma Insight, we have been able to establish a collaboration with the Air Force in order to conduct pre-clinical research that will support the 510(k) product testing. Trauma Insight builds on the lessons learned from combat casualty care delivered on the battlefield in Afghanistan and Iraq.

We are looking to continue testing our advanced wound care products to obtain 510(k) pre-market clearance from the FDA and to continue prosecuting our other two patent pending formulation applications. We are in negotiations with a European company to distribute its existing buckwheat honey CE Mark products for radio-dermatitis and laser therapy induced skin reactions and secure our main authentic raw buckwheat honey supplier.

On top of this, we are negotiating with other GMPs to contract manufacture our skin care products. We will continue to test, research and expand our products utilizing world renown physicians and scientists.

We are thrilled about all that lies ahead for the SanMelix team and the effect our nature-based products will have on healing.



OUR TEAM

A team of experts

SanMelix is proud to have some of the most experienced and widely renowned minds behind our products. Dr. Kenneth Sabacinski has worked in the advanced wound care space for over thirty years. He is a podiatric physician who started his training at Harvard Medical School and Beth Israel Deaconess Medical Center in Boston. People come from all over the world to see him for treatment of limb and life-threatening wounds including diabetic-related foot ulcers.

In addition to co-founder Dr. Sabacinski, our medical team of experts includes Dr. Jason Green, D.O. Board Certified Dermatologist, and COL (ret) George E. Peoples, MD, FACS. Dr. Green is our Advisory Board Director and is currently performing product testing of our initial CE Mark skin care product for radiodermatitis. Dr. George Peoples is the founder of Trauma Insight. Through his military career as a staff surgeon at a level I trauma center and multiple combat deployments, Dr. Peoples has extensive trauma experience and has developed close relationships with some of the most prominent military and civilian trauma and critical care physicians in the country.

Diana Sabacinksi and John Kaufman also serve as directors. Diana has over 25 years of accounting experience across a swath of fields, as well as starting her career in a Big 4 CPA international accounting firm. John Kaufman is the founder of InteSec Group Fla LLC. He also founded Be Power Tech Inc. and served as its Chairman, Director, co-patent holder, and consultant. Together, the directors boast business acumen and scientific prowess and along with partnerships with other leading researchers and scientists, SanMelix is proud to have such strong and exciting leaders at the helm.



Dr. Kenneth Sabacinski



Diana Sabacinksi

NEXT STEPS

Bringing buckwheat honey's healing power to skin care

Our skin care product line will provide honey based ointment for a myriad conditions like radiodermatitis, rashes, acne and much more. We are currently in the testing phase, running skin irritation and comparative performance tests. Our initial skin care product will be regulated under the United States Federal Food, Drug, and Cosmetic Act. The FDA OTC monograph program will use the patent pending formulations while using already recognized FDA products to enhance our creams and ointments.


BEECure™-M
Cellulose Acetate
Sterile Wound Dressing
10
DRESSINGS
4 in. x 5 in.
Phagopyrum esculentum
Buckwheat Honey
For Diabetic Foot Ulcers,
Pressure Ulcers,
Venous Leg Ulcers,
Partial Thickness Burns,
Skin Irritations,
Cuts, and Abrasions
STERILE R
©2019
Made in the
USA
Rx only
BEECure™-R
Radiation Hydrating Relief
Radiation
Hydrating
Relief
BEECure™-M

BEECure™ products can be used for or as a(an):

- Acne Treatment
- Antiseptic Bandage
- Diabetic foot cream
- Burn Care Ointment
- Radiodermatitis
- Eczema
- Eye drops
- Eczemema
- Diaper Rash
- And more!

What people are saying

This product is absolutely amazing!

I strongly recommend trying it and if you have very bad feet like me, keep a supply handy. Dr. Sabacinski, thank you for helping me, for lack of any other words, walk again with no pain. You're the best!!

— Jennifer S

I've had excellent healing results!

I have had 4 completed SRT skin treatments while under Dr. Green's care, and numerous other skin cancer treatments. For the past two months I have used the radiation therapy cream on the treated areas and have had excellent healing results.

— Jim B

They work!

I recently suffered a steam burn to three of my fingers on my left hand while cooking. I was very happy with the results of the radiation therapy cream and wound dressing products that I was given to use. I would hope that these products will become available in the market soon. They work!

— Violet N.

WHY INVEST

Help us improve lives

There are over 50 million reported cases globally of patients suffering from hard-to-close wounds. 15% of these are diabetic foot ulcers that eventually lead to amputation. SanMelix BEECure™ bioactive wound care products are here to treat everything from a minor scrape to a severe wound and everything in between. Using our unique enhanced Buckwheat honey formulations fortified with microbial barriers, we are treating all types of dermal afflictions by speeding up the healing process and reducing pain and the risk of infection.

Honey is a product that's been used all throughout history as a healing and restorative agent, and we are harnessing its natural powers and using our years of scientific and medicinal studies to enhance it. We are regulating it to make it safe for hospital use, as well selling it OTC to the average consumer. Everyone should be able to experience the benefits of the BEECure™ Buckwheat honey products.

Our customers will include the VA & DoD, medical supply distributors, physician networks, hospitals, SNFs as well as indirect sales channel for private label/ white label for OTC opportunities. We will market directly to OTC consumers through digital marketing and social media. We are capitalizing on a market that has been desperately in need of a natural and safe product that promotes healing and tissue growth among many other benefits.

We have a talented and world-renowned physician group who puts patient care first. Our goal is to improve patients' lives in need of healing with our innovative bioactive wound care and skin care products.


October 2017
Two Additional Formulation Patents
BEECure™ IMelix & BEECure™ BMelix and assigned patent rights to SanMelix.
February 2018
FDA Pre-submission 510(k)
May 2018
FDA Pre-Submission Meeting
June 2018
Master Service Agreement (MSA) with Trauma Insight
July 2018
Ordered Wound Dressing Product Sample
Manufacturing Q1, 2019
August 2018
Initial Offering
SanMelix initial offering of $418,000 completed. S.O.W for FDA 510(k) testing with Air Force CRADA.
December 2018
Negotiations with a Buckwheat Honey Skin Care Product Company
April 2019
Honey Supply Agreement Executed
May 2019
U.S. Airforce Receives Samples to Begin 510 (k) Testing on Wound Dressing
June 2019
Launch on StartEngine
Now you can be a part of SanMelix too!
December 2019
510 (k) Pre-market Product Testing Completed by the U.S. Airforce
(Anticipated)
December 2019
Initial Product Launch of Radiodermatiti s Product
(Anticipated)

Meet Our Team





Kenneth A. Sabacinski, DPM, MHS, FACFAS

Chief Medical Officer (Director)

Dr. Sabacinski is board certified and has over 30 years' clinical experience in Foot & Ankle medicine, surgery, and limb salvage. Dr. Sabacinski performed his internship, residency and fellowship training at the Beth Israel Deaconess Medical Center, Harvard Medical School, Boston, MA. During his residency at the Beth Israel Deaconess Medical Center and the Joslin Diabetes Center, he was specifically trained in the treatment of acute and chronic diabetic foot ulcers. His private practice continues to focus on wound care treatment. Dr. Sabacinski will be responsible for coordination of clinical studies and research and development. In addition, he will be responsible for presenting the products to other physicians at medical trade shows and training other physicians in the use of the products. Dr. Sabacinski is the inventor of multiple advanced wound care patents, including the SanMelix's BEECure™ wound care dressings.

Diana Sabacinski, CPA

Chief Executive Officer/President (Director)

Mrs. Sabacinski is a Certified Public Accountant (CPA) and Certified Fraud Examiner (CFE) with more than 25 years of public accounting and C-level management experience in the service, manufacturing, distribution, government contracting, and health care industries. She began her career at the international accounting firms of Deloitte, Haskins & Sells and Coopers & Lybrand. After obtaining her CPA license, she worked as a Vice President of Finance of a public manufacturing company. Subsequently from 1989 to 2001, she co-founded, co-owned, and operated a multi-location (7) computer training organization, ExecuTrain of Florida (ETF). ETF was listed on the INC 500 Fastest Growing Companies in 1992, and ETF received numerous awards for revenue, growth, profitability, and quality of services. Upon sale of the company, Mrs. Sabacinski started LKJ Associates, Inc., a consulting firm, to assist others in the development, planning, start-up, and operations of their companies. In 2012, Diana joined the firm, Hammer, Herzog and Associates, PA, as the Director of Advisory Service, where she provided advisory services as it relates to business forecasting and modeling, litigation support, forensic audits, regulatory compliance, mergers and acquisitions, and various consulting projects.

John Kaufman	**Dr. Jason Green**	**COL (ret) George E. Peoples, MD, FACS**	**Allison C. Komiyama, Ph.D., R.A.C**
Director	Director of SanMelix		

Mr. Kaufman has 40 years of management experience working with and for the Government, business startups, and large-scale manufacturing. He is the founder of InteSec Group Fla LLC. He was one of the founders and developers of Be Power Tech Inc. and served as its Chairman, Director, co-patent holder and a Consultant. Be Power Tech has developed the BeCool™, an electricity producing air conditioning technology. Mr. Kaufman was the co-founder of International Battery and served as its Chairman and Chief Executive Officer. International Battery manufactured Lithium-Ion cells, batteries, and systems.

Advisory Board

Dr. Jason Green, DO, FAOCD, FAAD, Board Certified Dermatologist, is the founder of Green Dermatology & Cosmetic Center in Deerfield Beach, Florida. Providing outstanding dermatological care, state-of-the-art procedures, cutting-edge technology, and personalized patient attention is his priority. Dr. Jason Green is known for providing the latest approaches to patient care, Dr. Green offers consultations for non-surgical and surgical procedures as well as anti-aging and acne treatments. Dr. Jason Green's first office, Fort Lauderdale Dermatology & Cosmetic Center opened in 2005. Given the success of the first practice, in the next two and a half years Dr. Green, in partnership, opened three more branches respectively named after their locations; Bay Harbor Dermatology & Cosmetic Center, Aventura Dermatology & Cosmetic Center, and Eastside Dermatology.

Peoples, MD, FACS
Advisor

Through his military career as a staff surgeon at a level I trauma center and multiple combat deployments, Dr. Peoples is the founder of Trauma Insight. He has extensive trauma experience and has developed close relationships with some of the most prominent military and civilian trauma and critical care physicians in the country. Additionally, Dr. Peoples is a Professor of Surgery at USUHS and a Professor (adjunct) of Surgical Oncology at MD Anderson Cancer Center (MDACC). He is the past Chair of the Cancer Program, San Antonio Military Medical Center (SAMMC) and the past Deputy Director of the United States Military Cancer Institute. Dr. Peoples served as the Chief of Surgical Oncology at Walter Reed Amy Medical Center (WRAMC) (1998-2006) and at SAMMC (2006-2014). He is a graduate of the United States Military Academy, West Point (1984) and the Johns Hopkins School of Medicine (1988). He completed his surgical training at Harvard's Brigham and Women's Hospital, and during that time, also completed a postdoctoral fellowship at the Laboratory of Biologic Cancer Therapy at Harvard Medical School (1988-1996). He then completed a surgical oncology fellowship at MDACC (1998) before becoming Chief of Surgical Oncology at WRAMC.

PhD, RAC
Advisor

Allison is a former FDA reviewer who is an expert in regulatory submissions, quality systems, and biocompatibility evaluation. She started AcKnowledge Regulatory Strategies in order to serve clients who manufacture implantable and other patient-contacting medical devices. She received her Ph.D. in Neuroscience from Stanford University and her B.A. in Molecular and Cell Biology from University of California, Berkeley. She received her Regulatory Affairs Certification (US) in 2014. Allison has worked with clients from all around the world whose companies range from small 2 person startups to large firms with over 40,000 employees. She has worked on a diverse assortment of devices, including orthopedic devices (spine, hip, knee, and other skeletal implants), bone void fillers, general hospital devices, urological devices, dental implants, in vitro diagnostic devices, wearable technology, combination products, mobile medical applications and neuro-stimulating devices.

Hamid Khosrowshahi
Director

FloSure Technologies was founded in 2011 by Hamid Khosrowshahi, a successful entrepreneur who has spent a career in the area of medical devices. He was the guiding hand behind the success of such products as: Exudry, Kollagen (Medifil and Skintemp), DuraGen (dural graft matrix), NeuraGen

(dural graft matrix), NeuraGen (nerve guide) and most recently the PRO series of negative pressure wound therapy pumps by Prospera. Hamid has recently sold his company to Simex Medizintechnik GmbH and Asskea Medical, and he has continued in the role of the President of Flosure Technologies.

Offering Summary

Company :	SanMelix Laboratories, Inc.
Corporate Address :	1150 North 35th Avenue Suite 225, HOLLYWOOD, FL 33021
Offering Minimum :	$9,999.60
Offering Maximum :	$1,069,998.00
Minimum Investment Amount (per investor) :	$249.60

Terms

Offering Type :	Equity
Security Name :	Common Stock NV
Minimum Number of Shares Offered :	16,666
Maximum Number of Shares Offered :	1,783,330
Price per Share :	$0.60
Pre-Money Valuation :	$6,561,600.00

Maximum subject to adjustment for bonus shares. See Bonus info below

Investment Bonuses

If you invest $500+, you will receive 5% bonus shares.

If you invest $1,000+, you will receive 10% bonus shares.

If you invest $2,500+, you will receive 15% bonus shares.

If you invest $5,000+, you will receive 20% bonus shares.

The 10% Bonus for StartEngine Shareholders

SanMelix Laboratories, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock NV at $0.60 / share, you will receive 110 Common Stock NV shares, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, SanMelix Laboratories has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in SanMelix Laboratories be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Fellow Investors

21 days ago

21 days ago

Hi Everyone,

Lately, we're getting a lot of questions about coronavirus. The thing is, you never know when an event, like COVID-19, could come along and rattle the global economy. But that doesn't mean we need to panic. Try to keep your eyes on the horizon. This will pass eventually. Continue to be confident you invested in the right company. Our patented formulation utilized in our bioactive dressing will be for any wound type of any depth and severity. In addition, Studies have shown buckwheat honey has **bactericidal activity against antibiotic-resistant pathogens.** Stay safe, healthy, and take a few minutes a couple of times a day to take slow, deep breaths - and smile.

Please share our link with friends and family. www.startengine.com/sanmelix

Diana

Your Investment!

about 1 month ago

Hi everyone,

I Hope you and your family are staying safe. We are all in a bad situation right now, but we need to stay focused and connected. As an investor myself and knowing our products will lead to happier and healthier lives I'm in for the long haul, and trust you are too. The total addressable **bioactive wound care market by 2026 is in the BILLIONS**, so be confident you invested in the right company. To our recent investors, remember to **log back into your email** for notifications regarding reconfirming your investment. Again, we appreciate the support and confidence. Together, we will get through this tough situation.

Be well,

Diana

Stay Safe

about 1 month ago

Wellness is our highest priority! We want to express our sincere concern for everyone who has been impacted by the coronavirus (COVID-19). You are undoubtedly experiencing significant disruptions to your life and routine. We will continue to follow the latest recommendations from the centers for disease control and prevention (CDC), and we'll keep you updated on any changes within our organization.

Stay Safe

The SanMelix Team

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the SanMelix Laboratories offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

BIG News!

about 1 month ago

This month SanMelix:

1. Surpassed our $350k goal
2. 510(k) testing came back with positive results
3. USPTO issued Notice of Allowance for **our 2nd Patent** "wound healing composition and methods of use"

We are building an incredible team here at SanMelix that includes not only dedicated board members, but you, our beloved investors! We're thrilled to have you as part of our team. With our momentum increasing and significant goals accomplished, we have decided to extend our campaign. **Be on the lookout for an email** to log back into your account and confirm you are still participating in our journey.

Again, we thank you for your enduring support and embrace those followers who will decide to join us in the future. Please share our campaign with your friends and acquaintances and let them know how our patented technology can increase overall health and happiness.

Best,

Diana

350k and Rising!

about 1 month ago

Hi everyone,

We are excited and appreciative of our investors and the momentum gained since January **(114k+ was raised in just over 2 months!)**. With your commitment, 2020 will be a transformational year, and we want to make sure everyone has an opportunity to invest! We are looking forward to new partnerships, and growth! Be sure to watch for updates and share the link below with friends and family. www.startengine.com/sanmelix

Best,

The SanMelix team.

510(k) Testing Results!

about 2 months ago

Hi everyone,

 I have exciting news to share with our incredible Investor Team, our shareholders, now at almost 500 strong. Our initial *510(k) testing came back with positive results.* Our dressings showed antimicrobial properties, and the Minimum Inhibitory Concentration (MIC) report demonstrated buckwheat honey plus MGO was more effective than buckwheat honey alone for antimicrobial purposes. We have proved what we already know "Bringing faster healthier healing to all". Your support and participation made these efforts a success.

 If you haven't yet, don't miss the opportunity to own a piece of this company. Please share with your family and network.

My warmest regards,

Diana Sabacinski,

CEO

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, SanMelix Laboratories has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in SanMelix Laboratories be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Press Release

about 2 months ago

Hi everyone,

We are delighted to share our latest press release where our CEO discusses our Bioactive Wound Care BEECure™, Approval Process, IP Protection and Growth Drivers with Stock News Now. Please share this with your fellow investors, friends and family. View the press release HERE.

Keep your eye out for more updates coming soon!

The SanMElix Team.

SHOW MORE UPDATES

Comments (56 total)

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David Girard SE OWNER 13 INVESTMENTS INVESTED 3 days ago
Hello Diana, I am a recent investor. My wife will be undergoing Mohs surgery later this month is there any way we could trial this product after her surgery?

> **Diana Sabacinski** - SanMelix Laboratories 2 days ago
> Hi David,
>
> Thank you for your investment in SanMelix. Until we receive FDA pre-market clearance, we are not allowed to send you our products. We hope your wife does well with her surgery. Thanks and stay healthy and safe.

Steven Lu `SE OWNER` `1 INVESTMENT` 12 days ago

hi diana, very interesting idea you are working on. quick question, if i invest $1000 and i am a start engine shareholder, does that mean this would allow me to get the 10% bonus as a start engine shareholder and an additional 10% investment bonus? thanks and good luck.

> **Diana Sabacinski** - SanMelix Laboratories 11 days ago
>
> Hi Steven,
>
> Thank you for your interest. You are able to receive a 10% bonus on your investment; however, bonus shares do not stack. Thanks and stay well.

Bruce Bernzweig `1 INVESTMENT` `INVESTED` 21 days ago

Do you have an idea how long it will be before the products are launched in the markets?

> **Diana Sabacinski** - SanMelix Laboratories 21 days ago
>
> Hi Bruce. We will launch the products as soon as we received market clearance from the FDA. Due to COVID-19, our remaining FDA testing has been temporarily postponed. Thank you for your interest and stay safe.

Robert Marti `SE OWNER` `4 INVESTMENTS` a month ago

Hi. I did wound care treatment and consulting for 3 yrs and medihoney gel was used in non draining wounds and I was in awe in how effective it was in healing different stages of wound. So simple and yet effective. In your study, did you make a comparison between medihoney gel and your product to compare and prove that yours is superior than what's in the market already. Is there a way to get that study. Statistics.
Thank you,
Loreto Marti

> **Diana Sabacinski** - SanMelix Laboratories a month ago
>
> Hi Loreta. I am attaching the study that compared the anti-oxidant and anti-inflammatory of buckwheat honey and manuka honey. Buckwheat honey demonstrated superior medicinal properties. The link to the study:
> https://www.researchgate.net/publication/5356818_An_in_vitro_examination_of_the_antioxidant_and_anti-inflammatory_properties_of_buckwheat_honey
> Please also review our case studies at https://sanmelixlaboratories.com/honey-wound-care-case-studies/ . Thank you for your interest.

Troy Anthony Dailey `1 INVESTMENT` a month ago

Hi, What is your exit strategy? Acquisition or IPO? Do you intend to pay dividends?

> **Diana Sabacinski** - SanMelix Laboratories a month ago
>
> Hi Tony. We would consider an acquisition or IPO depending on the terms. We would consider paying dividends after commercialization of our products if cash from operations is available.

SHARON SHEMTOV `SE OWNER` `34 INVESTMENTS` `INVESTED` a month ago

So happy to hear all of this great news!

> **Diana Sabacinski** - SanMelix Laboratories a month ago
>
> Hi Sharon,
> Thank you for your support.

JOHN STUDENKA `SE OWNER` `20 INVESTMENTS` `INVESTED` a month ago

Why use radiation in your product name? Many people will not buy this product because of it! You should reconsider renaming the product without the word radiation.

> **Diana Sabacinski** - SanMelix Laboratories a month ago
>
> Hi John,
> Thank you for your comments. The product will be named BEECure™ -R. We will combine

the words radiation with relief, so that customers understand the skin condition that is being treated.

Jean Brinkman SE OWNER 29 INVESTMENTS INVESTED 2 months ago
Congratulations on the positive 510K testing. Thanks for keeping us informed!

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Over 50 million people are affected by acute and chronic, hard-to-close wounds. What if we could provide a solution to treat these types of wounds without the dangerous side effects of synthetic drugs. It's no secret honey bees and the honey they produce have a very long history in medicine, and that's why SanMelix Laboratories is introducing you to our buckwheat honey bioactive wound care solutions. (SanMelix logo & SanMelix Laboratories-Healing Honey Therapy)

On screen: Dr. Ken Sabacinski -Chief Medical Officer, SanMelix Laboratories

Ken: My life has been dedicated to caring for patients suffering from diabetic foot ulcers and hard to close wounds. From my residency at Harvard to my 30 years' experience in podiatry I've been searching for a natural treatment to help heal these patients. At SanMelix we finally found a way to combine nature and science to create our patent pending wound dressing and skin care solutions.

On screen: Diana Sabacinski -CEO, SanMelix Laboratories

Diana: We truly believe that Buckwheat honey is natures preferred healing remedy. It's full of antioxidants which help with skin regeneration, and it's an antibacterial. You could not ask for better ingredients to heal wounds and sooth the minor burns caused by radiation therapy.

Ken: We've seen firsthand the need for the products we've been creating. We know our BEECure dressings are going to be a big step forward in changing the lives of many. Our goal is simple, faster & healthier healing.

VO: SanMelix products are made with Buckwheat honey, rather than Manuka honey.

Ken: We chose Buckwheat honey because it's been shown in numerous studies to have superior healing properties. Our bioactive wound dressings are made with an anti-microbial agent, making our products more effective for advanced wound care.

VO: Potential customers for SanMelix include patients, physicians, hospitals, medical supply companies, as well as the Department of Defense and the VA.

 Diana: We decided to launch an equity crowd funding campaign to allow the public to help us heal others We're raising the funds to test our radiodermatitis product, and we're very excited that the Airforce will be testing our advanced wound care dressings. We hope you'll join us.

On Screen: Logo Help us heal others

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SANMELIX LABORATORIES, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JANUARY, A.D. 2017, AT 1:33 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6281477 8100
SR# 20170226266

Authentication: 201870551
Date: 01-13-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:33 PM 01/13/2017
FILED 01:33 PM 01/13/2017
SR 20170226266 - File Number 6281477

CERTIFICATE OF INCORPORATION
OF
SANMELIX LABORATORIES, INC.

FIRST: The name of the corporation is SanMelix Laboratories, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law

FOURTH: The aggregated number of shares which the Corporation shall have authority to issue is Twenty Million (20,000,000) Common Shares with a par value of $0.0001 per share; and Five Million (5,000,000) Preferred Shares with a par value of $0.0001 per share. The terms preferences, limitations and relative rights of the foregoing shares shall be as follows:

A **Common Stock**.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B. **Preferred Stock**. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited (including, by way of illustration and not limitation, in excess of one vote per share), or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any

Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in

respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

        EXECUTED this 13th day of January, 2017.

By:_____
      Paul Share, Sole Incorporator
      Law Office of Paul Share, LLC
      236 West 30th Street, Suite 5R
      New York, NY 10001-4904

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SANMELIX LABORATORIES, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2019, AT 3:10 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6281477 8100

SR# 20191148037

Authentication: 202288590

Date: 02-19-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:10 PM 02/19/2019
FILED 03:10 PM 02/19/2019
SR 20191148037 - File Number 6281477

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION

OF

SANMELIX LABORATORIES, INC.

SanMelix Laboratories, Inc. (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the corporation is SanMelix Laboratories, Inc.

2. The date of filing of the certificate of incorporation of the corporation with the Delaware Secretary of State was January 13, 2017.

3. The Certificate of Incorporation is hereby amended to change Article FOURTH, to increase the number of authorized Shares and create a new class of non-voting Common Stock. To accomplish the foregoing Paragraph FOURTH of the certificate of incorporation is amended to read as follows:

"**FOURTH**: The aggregated number of shares which the Corporation shall have authority to issue is Twenty-Five Million (25,000,000) Common Shares with a par value of $0.0001 per share, of which Three Million (3,000,000) shares shall be designated as Class NV; and Five Million (5,000,000) Preferred Shares with a par value of $0.0001 per share. The terms preferences, limitations and relative rights of the foregoing shares shall be as follows:

A **Common Stock**.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. Except for the shares of Common Stock designated "Class NV", the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. <u>Class NV</u>. The par value, dividend and liquidation and other rights of the holders of the shares of Common Stock that are designated as "Class NV" shall be the same as the other shares of Common Stock except that Class NV shares shall not be entitled to a vote on any matters whatsoever and shall not be taken into account in calculating the existence of a quorum at a shareholders meeting or determining the percentage of shares voted in favor of or against any matter being voted on at any shareholders meeting.

B. **Preferred Stock**. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited (including, by way of illustration and not limitation, in excess of one vote per share), or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto."

4. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Executed on this 19th day of February, 2019.

_____/S/ Diana Sabacinski_____
                Diana Sabacinski, President